Exhibit 99.5

CONSENT OF INDEPENDENT ACCOUNTANT

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-165065, 333-165566, 333-169272, 333-171231, 333-172069, 333-178664, 333-188517, 333-192806, 333-201386 and 333-208634) of Anheuser-Busch InBev SA/NV of our report dated 15 December 2015 relating to the financial statements of SABMiller plc, which appear in Anheuser-Busch InBev SA/NV’s Current Report on Form 6-K dated 21 December 2015.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

London, United Kingdom

21 December 2015